

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2012

<u>Via Facsimile</u>
Tassos Recachinas
President
HDS International Corp.
10 Dorrance Street, Suite 700
Providence, RI 02903

> **Re:** **HDS International Corp.**
> **Amendment No. 1 to Form 8-K**
> **Filed February 9, 2012**
> **File No. 000-53949**

Dear Mr. Tassos:

We have reviewed the above-referenced filing and the related response letter and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 22, 2011.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide a statement, signed by a member of the Company's management, acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

<u>Form 8-K/A-1 filed February 9, 2012</u>

2. We note your response to prior comment 1. Please tell us how you concluded that audited financial statements and pro forma financial statements are not required pursuant to Rules 8-04 and 8-05 of Regulation S-X in connection with the HOEL acquisition.

Additionally, given that HOEL received a $325,000 promissory note, 250 million of your common shares which represents 72% of your outstanding common shares and 7.5 million of your preferred shares in exchange for assets worth $83,000, tell us whether you considered recording this transaction as a reverse recapitalization.

You may contact Jaime John, Staff Accountant, at (202) 551-3446, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you thereafter require further assistance, you may contact me at (202) 551-3406.

Sincerely,

/s/ Barbara C. Jacobs for

Patrick Gilmore
Accounting Branch Chief

cc: Via Facsimile (509) 747-1770
        Conrad Lysiak, Esq.